

SEC  IISSION

11021168

Washington, D.C. ~~~ ~

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



RECEIVED

MAR 1 5 2011

SEC FILE NUMBER
8-33866

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING___1/1/10___ AND ENDING___12/31/10___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **SNC CAPITAL MANAGEMENT CORP.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

2908 PARKSIDE DRIVE
(No. and Street)

HIGHLAND PARK   **Illinois**   **60035**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAVID & BERNSTEIN LLP
(Name – *if individual, state last, first, middle name*)

230 WEST MONROE STREET , SUITE 330   **CHICAGO**   **ILLINOIS**   **60606**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __CHANDER WADWA_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __SNC CAPITAL MANAGEMENT CORP._____, as of __DECEMBER 31_____, 20 __10____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

2

RAVID &
BERNSTEIN LLP

Certified Public Accountants

◆ John V. Basso, CPA

◆ William H. Brock, CPA

◆ Mark T. Jason, CPA

◆ Phillip C. Ravid, CPA



INDEPENDENT AUDITORS' REPORT
ON FINANCIAL STATEMENTS

Board of Directors
SNC Capital Management Corp.
Highland Park, Illinois

We have audited the accompanying statement of financial condition of SNC Capital Management Corp. (an S corporation) as of December 31, 2010, and the related statements of operations and changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SNC Capital Management Corp. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ravid & Bernstein LLP

March 11, 2011

3

SNC CAPITAL MANAGEMENT CORP.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS

Cash	$	52,692
Commissions receivable		7,239
Deposit with clearing broker		50,000
Investment in marketable securities		15,431
		$ 125,362

STOCKHOLDER'S EQUITY

Common stock, $.10 par value; 1,000 shares authorized and issued	100
Retained earnings	143,152
Accumulated other comprehensive loss	(17,890)
	$ 125,362

See Notes to Financial Statements.

SNC CAPITAL MANAGEMENT CORP.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2010

REVENUES:		$ 83,156
OPERATING EXPENSES:		
Outside services	$ 35,000	
Regulatory fees	8,975	
Refunds and rebates	840	
Entertainment/promotion	1,968	
Illinois replacement tax	436	
Office expenses	618	
Dues and Subscriptions	1,364	
Insurance	1,135	
Occupancy	14,645	
Professional fees	2,500	
	67,481	
Less refund of prior years' regulatory fees	(21,000)	
		46,481
INCOME FROM OPERATIONS		36,675
OTHER INCOME (LOSS):		
Miscellaneous income	2,550	
Net realized loss on investment securities	(2,039)	
Interest expense on margin loan	(7)	
		504
NET INCOME		$ 37,179

See Notes to Financial Statements.

SNC CAPITAL MANAGEMENT CORP.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2010

| | Common Stock | | | Accumulated Other | |
	No. of Shares	Amount	Retained Earnings	Comprehensive Loss	Total
BALANCES, BEGINNING OF YEAR	1,000	$ 100	$ 105,973	$ -	$ 106,073
COMPREHENSIVE INCOME:					
Net income			37,179		37,179
Unrealized loss on marketable securities				(17,890)	(17,890)
Total comprehensive income					19,289
BALANCES, END OF YEAR	1,000	$ 100	$ 143,152	$ (17,890)	$ 125,362

SNC CAPITAL MGMT CORP

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2010

OPERATIONS:

Net income	$ 37,179		
Adjustments to reconcile net income to net cash used in operations:			
Net realized loss on investment securities	2,039		
Changes in operating assets and liabilities:			
Decrease in commissions receivable	5,550		
Deposit with clearing broker	(50,000)		
Net cash used in operations		$ (5,232)	

INVESTING ACTIVITIES:

Proceeds from investment securities transactions	13,518		
Reduction in margin loan balance	(1,549)		
Net cash provided by investing activities		11,969	
NET INCREASE IN CASH		6,737	
CASH, BEGINNING OF YEAR		45,955	
CASH, END OF YEAR		$ 52,692	

0

SUPPLEMENTAL CASH FLOW DISCLOSURE:

Cash paid during the year for Illinois replacement tax	$ 436
Cash paid during the year for interest	$ 7

See Notes to Financial Statements.

SNC CAPITAL MANAGEMENT CORP.

NOTES TO FINANCIAL STATEMENTS

1. Organization and Nature of Operations:

   SNC Capital MGMT Corp (Company) is an Illinois Corporation registered as a broker-dealer with the Securities and Exchange Commission (SEC). The Company's revenue consists primarily of fees and commissions from investments in securities. The Company is a member of the Financial Industry Regulatory Authority (FINRA).

2. Summary of Significant Accounting Policies:

   a. Financial Statement Presentation:

      The financial statements have been prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

   b. Use of Estimates:

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   c. Financial Instruments:

      Marketable securities comprise substantially equity securities, stated at fair value, in accordance with FASB ASC 820, based on Level 1 inputs – quoted prices in active markets for identical assets or liabilities the Company has the ability to access. Since the securities are held as investments available for sale, all unrealized gains and/or losses are recorded as adjustments in arriving at comprehensive net income, and entered directly to stockholder's equity as accumulated other comprehensive income (loss). The Company's other financial instruments comprise cash and accounts receivable, for which recorded values approximate fair values based on their short-term nature.

   d. Cash and Cash Equivalents:

      The Company maintains its operating cash in a bank checking account insured by the Federal Deposit Insurance Corporation. Currently, the insurance coverage is unlimited. Cash equivalents are maintained in accounts at financial institutions which may be insured by government agencies up to specified limits. The accounts, at times, exceeded insured limits, but the Company has not experienced any losses on such accounts.

      For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

SNC CAPITAL MANAGEMENT CORP.

NOTES TO FINANCIAL STATEMENTS

2. Significant Accounting Policies - continued:

e. Commissions Receivable:

Management believes that, based on collection history and a regular review of outstanding accounts the balance of commissions receivable at December 31, 2010 is collectible in full, and accordingly, no allowance for doubtful accounts has been recorded.

f. Income Taxes:

Since the Company has elected to be taxed as an "S Corporation", there is no federal income tax at the corporate level. Income flows through, and is taxed to the sole stockholder. The Company is subject to Illinois replacement tax.

The Company adopted FASB ASC 749, which provides guidance regarding the recognition, measurement, disclosure and financial statement presentation of uncertain tax positions. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions will "more-likely-than-not" be sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the "more-likely-than-not" threshold would be recorded as a tax expense or benefit and liability or asset in the current year. The adoption of this standard had no effect on the Company's financial statements.

g. Subsequent Events:

Management has evaluated subsequent events through March 11, 2011, the date on which these financial statements were available to be issued.

3. Related Party Transactions:

The Company rents office facilities on a month-to-month basis from the sole stockholder, at a base amount of $500 per month plus utilities and other applicable expenses. Total rent charged to expense, including utilities and other expenses, totaled $14,645 for the year ended December 31, 2010.

4. Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Under this rule, the Company is required to maintain net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2010, the Company had net capital of $122,352, which was $117,352 in excess of the required amount.

SNC CAPITAL MANAGEMENT CORP.

COMPUTATION OF NET CAPITAL UNDER RULE 15C 3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2010

COMPUTATION OF NET CAPITAL

Total stockholder's equity	$ 125,362
Less:	
Haircuts on securities	(3,010)
NET CAPITAL	122,352
Minimum capital requirement	5,000
EXCESS NET CAPITAL	$ 117,352
EXCESS NET CAPITAL AT 120%	$ 116,352

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate indebtedness	$ -
Ratio: Aggregate indebtedness to Net Capital	0 to 1

Note: The above information on this schedule is in agreement, in all material respects, with the unaudited FOCUS report, Part II, filed by the Company as of December 31, 2010, as amended.

RAVID &
BERNSTEIN LLP

Certified Public Accountants

◆ John V. Basso, CPA
◆ William H. Brock, CPA
◆ Mark T. Jason, CPA
◆ Phillip C. Ravid, CPA

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

Board of Directors
SNC Capital Management Corp.
Highland Park, Illinois

In planning and performing our audit of the financial statements and supplemental schedules of SNC Capital Management Corp.(Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control), including control activities for safeguarding securities, as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13, or

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

230 West Monroe Street ◆ Suite 330 ◆ Chicago, IL 60606 ◆ Tel. 312/782 4710 ◆ Fax 312/782 4711

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CBOE, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ravid & Bernstein LLP

March 11, 2011

SNC CAPITAL MANAGEMENT CORP.

FINANCIAL STATEMENTS AND
ADDITIONAL INFORMATION AND INDEPENDENT
AUDITORS' REPORTS

YEAR ENDED DECEMBER 31, 2010

SNC CAPITAL MANAGEMENT CORP.

FINANCIAL STATEMENTS AND
ADDITIONAL INFORMATION AND
INDEPENDENT AUDITORS' REPORTS

YEAR ENDED DECEMBER 31, 2010

CONTENTS

SNC CAPITAL MANAGEMENT CORP.

FORM SIPC-7: GENERAL ASSESSMENT RECONCILIATION
(With Accountants' Report Thereon)

YEAR ENDED DECEMBER 31, 2010

RAVID &

BERNSTEIN LLP

Certified Public Accountants

♦ John V. Basso, CPA
♦ William H. Brock, CPA
♦ Mark T. Jason, CPA
♦ Phillip C. Ravid, CPA

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
SNC Capital Management Corp.
Highland Park, Illinois

RECEIVED
MAR 1 5 2011
189

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by SNC Capital Management Corp. (Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and other examining authorities, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ravid & Bernstein LLP

March 11, 2011

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended __December 31__ , 20 __10__
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

> 033866   FINRA   DECEMBER
> SNC CAPITAL MANAGEMENT CORP.
> 2908 PARKSIDE DR.
> HIGHLAND PARK, ILLINOIS 60035

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

CHANDER WADWA

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $_____208

   B. Less payment made with SIPC-6 filed (exclude interest)   (_____160)

         __9/2/2010__
           Date Paid

   C. Less prior overpayment applied   (_____153)

   D. Assessment balance due or (overpayment)   (105)

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) $_____(105)

   G. PAID WITH THIS FORM:
       Check enclosed, payable to SIPC
       Total (must be same as F above) $_____

   H. Overpayment carried forward $(_____105)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SNC CAPITAL MANAGEMENT CORP.
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the 14th day of __March__ , 20 __11__ .

_____PRESIDENT_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning __January 1__, 20 __10__
and ending __Dec. 31__, 20__10__
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 83,660

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts. 2,046

        Total additions 2,046

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

        MISCELLANEOUS INCOME 2,550

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

       (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

       Enter the greater of line (i) or (ii)

       Total deductions

2d. SIPC Net Operating Revenues $ 83,156

2e. General Assessment @ .0025 $ 208

(to page 1 but not less than $150 minimum)

2